UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME No. 10.440.482/0001-54

NIRE 35.300.567.064

CVM Code No. 2614-0

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON NOVEMBER 11, 2022

  DATE, TIME AND PLACE: November 11, 2022, at 11:00 a.m., through videoconference, pursuant to paragraph 4 of article 18 of the bylaws of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento (the "Company"), with its principal place of business at Avenida Presidente Juscelino Kubitschek, nº 2041, Bloco A - Cond. WTORRE JK, Vila Nova Conceição, CEP 04543-011, São Paulo, State of São Paulo.

2.CALL NOTICE AND ATTENDANCE: Call notice waived considering the presence of all of the members of the Board of Directors.

3.MEETING BOARD: Mr. Carlos Rey de Vicente, acting as chairman of the meeting, invited Mrs. Daniela Mussolini Llorca Sanchez to act as secretary.

4.AGENDA: Pursuant to Article 19, XXVII of the Company´s bylaws, resolve on the issuance of an opinion regarding the public delisting tender offer in Brazil (the “Brazilian Offer”) and the public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”) currently being carried out by the Company´s direct controlling shareholder, PagoNxt Merchant Solutions, S.L. (“PagoNxt”) for the acquisition of all the Company’s issued and outstanding (i) common shares (the “Common Shares”), preferred shares (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the "Units"), traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") and (ii) American Depositary Shares, each representing two Units (the "ADSs"), traded on the Nasdaq Global Select Market ("NASDAQ"), not held, directly or indirectly, by PagoNxt Merchant Solutions, for the purposes of delisting Getnet and, thus, terminating (i) Getnet’s registration as a publicly-held company (Class A) with the Brazilian Securities and Exchange Commission ("CVM"), pursuant to CVM Resolution No. 80, dated March 29, 2022 and CVM Resolution No. 85, dated March 31, 2021 ("CVM Resolution 85"); (ii) Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); (iii) the trading of the Shares and the Units on the B3, pursuant to B3's Issuer Manual; and (iv) the trading of the ADSs on the NASDAQ, as approved by the Company´s shareholders at the Extraordinary General Shareholders´ Meeting held on July 8, 2022.

5.RESOLUTIONS:

Initially, the Directors unanimously approved the drawing up of these Minutes in the form of a summary and their publication in the form of an extract, with the omission of the signatures of all the Directors.

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Then, after discussions and debates on the matter on the Agenda, the members of the Company's Board of Directors, by unanimous vote and without any restrictions, with the abstention of Directors Carlos Rey de Vicente, Ignacio Navarte Ichazo and Javier San Félix Garcia, resolved to issue a favorable opinion on the acceptance of the Offers, pursuant to the document contained in Annex I to these Minutes, which is an integral part of it for all legal purposes and effects.

6.CLOSING: There being no further matters to be resolved, the Chairman thanked those present and finalized the meeting so that these minutes could be drawn up, after which, after being read, were approved electronically by those present. Meeting Board: Carlos Rey de Vicente, Chairman and Daniela Mussolini Llorca Sanchez, Secretary. Board Members: Carlos Rey de Vicente, Ignacio Narvarte Ichazo, Javier San Félix Garcia, João Guilherme de Andrade Só Consiglio, Marcelo Augusto Dutra Labuto and Cassio Schmitt.

We certify that this is a true transcript of the minutes recorded in the appropriate book.

São Paulo, SP, November 11, 2022.

_________________________________

Daniela Mussolini Llorca Sanchez

Secretary

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ANNEX I

TO THE MEETING OF THE BOARD OF DIRECTORS OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

HELD ON NOVEMBER 11, 2022

OPINION OF THE BOARD OF DIRECTORS OF GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO REGARDING THE PUBLIC TENDER OFFER TO PURCHASE UNITS, SHARES AND ADSs FOR THE PURPOSES OF TERMINATING THE REGISTRATION AS A PUBLICLY-HELD COMPANY AND CONSEQUENT DELISTING FROM THE TRADITIONAL SEGMENT OF B3 S.A. – BRASIL, BOLSA, BALCÃO EXECUTED BY PAGONXT MERCHANT SOLUTIONS, S.L.

Pursuant to Article 19, XXVII of the bylaws of the Company, Getnet´s Board of Directors presents its opinion regarding the Offers currently being carried out by the Company´s direct controlling shareholder, PagoNxt, for the acquisition of all the Company’s issued and outstanding (i) Shares and Units, traded on B3 and (ii) ADSs, traded on the NASDAQ, not held, directly or indirectly, by PagoNxt, for the purposes of delisting Getnet and, thus, terminating (i) Getnet’s registration as a publicly-held company (Class A) with the CVM, pursuant to CVM Resolution 80 and CVM Resolution 85; (ii) Getnet’s registration with the SEC; (iii) the trading of the Shares and the Units on the B3, pursuant to B3's Issuer Manual; and (iv) the trading of the ADSs on the NASDAQ, as approved by the Company´s shareholders at the Extraordinary General Shareholders´ Meeting held on July 8, all as communicated through the Material Facts disclosed on May 19, July 15 and October 27, 2022, available on the websites of Getnet (ri.getnet.com.br), CVM (www.cvm.gov.br) and B3 (b3.com.br).

1.THE OFFERS AND THE FACTS PRECEDING THE ISSUANCE OF THIS OPINION.

1.1On May 19, 2022, Getnet was informed by PagoNxt, its direct controlling shareholder, that it intended to launch the Offers, for the acquisition of up to all of the (i) Shares and Units traded on B3; and (ii) ADSs, traded on the NASDAQ, all issued by the Company and outstanding, not held, directly or indirectly, by PagoNxt, in order to (i) deregister Getnet as a publicly traded corporation (Category A) before the CVM, pursuant to CVM Resolution 80 and CVM Resolution 85; (ii) terminate Getnet's registration with the SEC; (iii) terminate the trading of Shares and Units in the traditional segment of B3, pursuant to the B3 Issuer Manual; and (iv) terminate trading of the ADSs on the NASDAQ.

1.2On the same date, Getnet disclosed a Material Fact informing its shareholders and the market of the preliminary terms and conditions of the Brazilian Offer of which it was aware.

1.3On May 27, 2022, a meeting of this Board of Directors was held at which it unanimously approved (i) the contracting of KPMG Auditores Independentes Ltda. (“Appraiser”), to prepare the Company's appraisal report (“Appraisal Report”), within the scope of the Company's Offers; and (ii) the call notice for an extraordinary general shareholders´ meeting of the Company to resolve on the termination of the Company´s registrations with the CVM and the SEC, conditioned on the completion of the Offers.

1.4On June 20, 2022, Purchaser submitted a first draft of the Brazilian tender offer notice, known as an Edital (the “Brazilian Tender Offer Notice”), to the CVM, describing its proposed tender offer (including the steps to be taken towards the deregistration of the Company). On June 24, 2022, Purchaser was notified by the CVM that that their analysis of the Brazilian Tender Offer Notice would commence only upon filing of an appraisal report of the Company, as required by Brazilian law.

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1.5On July 8, 2022, our shareholders convened and approved (subject to the conclusion and settlement of both Offers by PagoNxt):

(i)       the termination of Getnet´s registration as a publicly held company (Category A) with the CVM; and

(ii)      the termination of Getnet´s registration with the SEC.

1.6On July 15, 2022, the Company published a material fact announcement ( fato relevante) to disseminate the appraisal report prepared by the Appraiser. The Appraiser concluded that the Company’s valuation as of March 31, 2022, as assessed using a discounted cash flow method, was between R$3,960.0 million and R$4,350.0 million, which would be equal to a price per Unit in the range of R$4.24 to R$4.66 or a price per Share in the range of R$2.12 to R$2.33.

1.7On July 21, 2022, Purchaser submitted a revised draft of the Brazilian Tender Offer Notice to the CVM, which superseded the first draft of the Brazilian Tender Offer Notice and submitted the appraisal report prepared by KPMG to the CVM for review. Following receipt of comments from the CVM on August 15, 2022, Purchaser submitted a revised draft of the Brazilian Tender Offer Notice to the CVM on September 8, 2022. This revised draft of Brazilian Tender Offer Notice included a revised version of the appraisal report prepared by the Appraiser. The Appraiser´s conclusions with respect to the valuation of the Company did not change in the revised version of their appraisal report.

1.8Purchaser received additional comments from the CVM on September 23, 2022 and submitted a revised draft of the Brazilian Tender Offer Notice on September 29, 2022. Additional comments were received from the CVM on October 3, 2022, and a revised draft of the Brazilian Tender Offer Notice was submitted on October 5, 2022. Additional comments were received from the CVM on October 25, 2022, and a response to those comments including a revised version of the appraisal report prepared by KPMG was submitted on October 26, 2022 (the Appraiser´s conclusions with respect to the valuation of the Company did not change in the revised version of their appraisal report).

1.9On October 27, 2022, the CVM granted the registration of the Brazilian Offer (CVM/SRE/OPA/CAN/2022/003), as disclosed in the Material Fact dated October 27, 2022, and on October 31, 2022 the Brazilian Tender Offer Notice was disclosed on the websites of Getnet, CVM and B3 and published in the newspaper “Valor Econômico”.

2.SCOPE OF THIS OPINION.

2.1The purpose of this opinion is to comply with the provisions of Article 19, XXVII of Getnet's Bylaws. In this regard, Article 19, XXVII of the Bylaws establishes the following:

"Article 19. It is the attribution of the Board of Directors, in addition to other duties assigned to it by law or by these Bylaws:

[...]

XXVII – to opine in favor or against any public offer for the acquisition of shares that has as its object the shares issued by the Company, by means of a prior reasoned opinion, published within 15 (fifteen) days of the publication of the notice of the public offer for the acquisition of shares, which must address, at least: (i) the convenience and opportunity of the public offer for the acquisition of shares in terms of the interest of all shareholders and in relation to the liquidity of the securities held by them; (ii) the repercussions of the public offer for the acquisition of shares on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors deems relevant, as well as the information required by the applicable rules established by the Brazilian Securities Commission;”.

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2.2Under Article 19, XXVII of the Bylaws, the opinion must be presented "in up to fifteen (15) days as of the publication of the notice of the public tender offer for the acquisition of shares " which, as abovementioned, was published on October 31, 2022. Therefore, this opinion is presented in a timely manner, in accordance with the deadline established in the Bylaws.

2.3Also on the date hereof, as provided under U.S. securities laws, the Company filed with the SEC its position regarding the transaction on Schedule 14D-9, in compliance with the deadline of up to ten (10) business days (in the U.S.) counted of the launching of the Offers.

3.           CONVENIENCE AND OPPORTUNITY OF THE OFFERS.

3.1.       In view of the aspects involving the Offers, the Board of Directors understood that the issuing of an opinion regarding the convenience and opportunity of accepting the Offers depended on obtaining an independent expert opinion, which evaluated the adequacy and fairness of the values relating to the offered price per security.

3.2.        As a result, in order to facilitate the issuance of this opinion, the Board of Directors requested the Company's management to hire an independent financial advisor who could issue a fairness opinion on the Offers.

3.3.        For this purpose, Getnet hired BR Partners Assessoria Financeira Ltda., a specialized company headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3732, 28º andar, Itaim Bibi, CEP 04538-132, registered in the CNPJ/ME under No. 10.487.157/0001-47 (the "Financial Advisor"), which was responsible for preparing and issuing the aforementioned fairness opinion in relation to the terms and conditions of the Offers, which is included herein as Annex 3.3. The scope of said contracting consisted, in summary, of preparation of analysis with a view to supporting the economic and financial aspects of this opinion. This Board of Directors chose the Financial Advisor based on its qualifications, experience, reputation and knowledge of Getnet's business, as well as its experience in Latin America and in particular in Brazil, as part of its business as an investment bank and regular involvement in the valuation of businesses and assets related to mergers and acquisitions, underwritings, secondary distributions of shares of listed and unlisted companies and private placements.

3.4.       The members of the Board of Directors held meetings to analyze the Offers and prepare this opinion. Additionally, the Company´s representatives held meetings with the representatives of the Financial Advisor before the start of the work and after its conclusion, with a view to discussing assumptions and analyzing the conclusions presented.

3.5.        The conclusions contained in the fairness opinion (Annex 3.3) prepared by the Financial Advisor state, in summary, that:

“Subject to the above, on the present date, the price per Security offered by the Purchaser, as described herein, from an exclusively financial point of view, is fair.”

3.6.       In addition to the analyses contained in the fairness opinion issued by the Financial Advisor, the members of this Board of Directors considered, in forming their opinion on the Offers, that the offered price is higher than the value range indicated by the Appraiser in the Appraisal Report as adequate for determining the economic value of the Company, situated between R$4.24 (four Brazilian Reais and twenty-four cents) and R$4.66 (four Brazilian Reais and sixty-six cents) per Unit according to the discounted cash flow method, indicated in the Appraisal Report as the most appropriate to determine the economic value of the Company.

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3.7.       The Getnet Board believes that Purchaser is offering to Company securityholders a fair solution, given the prevalent low liquidity of the Shares, Units and ADSs and the performance of the Brazilian capital markets and comparable listed payments companies since the Company’s listing in October 2021 (which benchmark indices have fallen by approximately 28% in this period). The Securities have historically had limited liquidity in the stock markets, and their trading volumes and prices are considered low. From March 30, 2022 to September 26, 2022, the average daily trading volume for the Units on the B3 and the ADSs on the NASDAQ was 662,000 Units and 73,000 ADSs, respectively, according to Factset.

3.8.        Moreover, the Getnet Board believes that Purchaser is offering Company securityholders the opportunity to recoup the price paid at the opening listing auction of the Securities, without discounting the R$394.1 million in dividend and interest on capital (or 9.0% of the price at which the Units were delivered at listing) that holders of Securities will have received from listing until the settlement of the Offers (including the payment of the interest on capital announced on May 4, 2022 and paid on June 27, 2022), despite the fact that the trading price of the Units on the B3 has declined by 23% and the trading price of comparable Brazilian securities has declined by approximately 60% from the date of the Company’s listing to May 19, 2022.

3.9.       The Getnet Board believes that the Offers represent an opportunity for the Company’s securityholders to monetize their positions held in Shares, Units and ADSs with low liquidity at a premium well above that paid in previous, comparable transactions. The offer price represents a premium of 29.3% in relation to the closing market price of the Units on the B3 on May 19, 2022 (the date on which the Offers were announced). Accordingly, the Getnet Board believes that the Offers represent an attractive liquidity opportunity for minority shareholders in light of the premium offered.

3.10.     Furthermore, the offer price is payable to the unaffiliated security holders entirely in cash, which provides certainty of value and immediate liquidity to the holders of the securities. This means that the Offers provide an opportunity for unaffiliated security holders to exit their positions at the offer price with certainty of execution and limited market risk, and to immediately monetize their investment in the Company.

3.11.    The Getnet Board believes that the termination of registration is in the Company’s best interests, as, in the Getnet Board’s opinion, the Company does not intend, in the future, to seek funding for its activities from capital markets, and maintaining the registration is therefore an unnecessary cost the funds for which could be better allocated by investing in the Company’s activities. In other words, deregistration would eliminate the inefficiency of incurring the costs of a publicly held company while only having a small base of public shareholders.

3.12.    Moreover, the Offers are subject to proration, which is intended to preserve an adequate market for public securities following a tender offer that is undersubscribed.

3.13.    Thus, considering the above, as well as the conclusion contained in the fairness opinion, this Board of Directors is of the opinion that the price offered by PagoNxt meets the interests of the Company's shareholders who are recipients of the Offers.

3.14.    The Company's Board of Directors emphasizes that the individual aspects of each shareholder must be taken into account, including tax aspects, expenses to be incurred and investment strategy.

3.15.    The Company's Board of Directors is not aware of any recent material changes in the Company's financial situation that would alter its perception of the offered price.

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4.         REPERCUSSIONS OF OFFERS ON THE COMPANY'S INTERESTS.

4.1     The announcement of the Offers may have caused impacts, although difficult to measure, on the trading of ADSs, Units and Shares issued by Getnet, whose volumes and prices may have been influenced by the evaluation of market agents regarding the perspective of adhering to the Offers and, to some extent, the interest of market participants to form or unwind positions in accordance with their interests in relation to the Offers.

4.2       Notwithstanding the impacts mentioned in the previous item, in the opinion of this Board is that whatever the result of the Offers, Getnet will continue to be able to achieve its long-term strategic objectives.

5.         STRATEGIC PLANS DISCLOSED BY THE OFFER IN RELATION TO THE COMPANY.

5.1.    The Getnet Board understands that Purchaser, along with the Santander group, intends to consolidate its shareholding in the payments sector. Furthermore, the Getnet Board understands that Purchaser has plans to accelerate the deployment of the Company’s global franchise in Europe and globally, and acquiring minority stakes in the Company would provide flexibility and simplicity to Purchaser’s structure.

6.         OTHER RELEVANT ITEMS.

6.1      In view of the tax impacts related to the Offers, the members of this Board of Directors recommend that the Company's shareholders who intend to adhere to the Offers carefully read the provisions contained in items 2.6.2 and 5.14 of the Brazilian Tender Offer Notice and, mainly, that they consult their respective tax advisors for an effective understanding of the matter.

7.         CONCLUSION.

7.1       In view of the considerations and conclusions contained in the items above, and in compliance with the provisions of Article 19, XXVII of the Company's Bylaws, the Company's Board of Directors, with the abstention of Directors Carlos Rey de Vicente, Ignacio Narvarte Ichazo and Javier San Félix Garcia, opines in favor of accepting the Offers, warning that it is the responsibility of each shareholder to make the final decision regarding the acceptance of the Offers, taking into account the individual aspects of each shareholder, including tax aspects, expenses to be incurred and strategy of investment.

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São Paulo, SP, November 11, 2022.

Carlos Rey de Vicente

Ignacio Narvarte Ichazo

Javier San Félix Garcia

João Guilherme de Andrade Só Consiglio

Marcelo Augusto Dutra Labuto

Cassio Schmitt

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ANNEX 3.3
FAIRNESS OPINION

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São Paulo, November 10, 2022. To GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO Avenida Presidente Juscelino Kubitschek, 2041 Attention: Board of Directors Ref.: FAIRNESS OPINION – Tender Offer Dear Sirs, BR Partners Assessoria Financeira Ltda. (“BR Partners”) was retained by Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento ("Getnet" or the “Company” and, together with BR Partners, the "Parties"), pursuant to the Engagement Letter, dated as of October 10, 2022 ("Engagement Letter "), to issue a fairness opinion (the “Opinion”) addressed exclusively to the board of directors of the Company (the “Board”) within the scope of the cash tender offer made by Pagonxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (referred to as "Purchaser") in the United States and in Brazil (the “Offers”) for up to any and all of the outstanding : (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of the Company, traded on B3 S.A. - Brasil, Bolsa, Balcão, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market. 1. Extension and Purpose of the Evaluation The specific purpose of this Opinion is to express the opinion of BR Partners as to the fairness, exclusively from a financial point of the price offered by the Purchaser for the Securities at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case

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payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). BR Partners did not express any view on, and this Opinion does not address, any other term or aspect of the Offers. This Opinion does not in any manner address the prices at which the Securities would trade at any time, and BR Partners expressed no opinion or recommendation as to whether the holders of Securities should tender their securities into, or take any other actions in connection with, the Offers. BR Partners relied on the Information (as defined below) for the preparation of this Opinion, as well as with interactions with the management and the technical teams of Getnet. No further investigation was made or conversations held in connection with the rendering of this Opinion. 2. Methodology Used After receiving and analyzing the Information, BR Partners performed several financial analysis for economic and financial evaluation and concluded the Discounted Cash Flow as the most appropriate method, which assumes operational and financial assumptions, based on the potential outcome for the Offers to the holders of the Securities (other than Purchaser and its affiliates). Such operating and financial assumptions used in the BR Partners analysis were provided and subsequently validated by Getnet. BR Partners assumed and relied upon, without independent verification, the accuracy and completeness of the Information (as defined below) and formed a substantial basis for its opinion. With respect to the financial projections for the Company, BR Partners assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company, and, at the direction of the Board, BR Partners relied on the financial projections prepared by the management of the Company in arriving at its opinion. The financial estimates provided by Getnet consider their own view about the Company and the Offers. Accordingly, BR Partners does not undertake any responsibility for the

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assumptions, estimates and projections prepared and provided by the Company to BR Partners. 3. Nature and source of the information on which it was based In arriving at this Opinion, BR Partners exclusively considered and analyzed the information available in connection with the Offers and provided by the Company and other publicly available information (“Information”). Additionally, BR Partners had interactions with Getnet executives, administrators and technical teams involved in the Offers and the financial assumptions and projections were provided and validated by the Company, attesting therefore the reasonableness and applicability of such assumptions and projections for the preparation of the analysis. BR Partners clarifies that the analysis and conclusions of this Opinion may be different from those that are actually contained in such documents, if there are material changes in any Information provided to BR Partners. 4. Assumptions and Exceptions  For the rendering of this Opinion, BR Partners did not undertake the responsibility for conducting, and, in fact, did not conduct, (i) any valuation of the Company's assets and liabilities (contingent or not); (ii) technical audit of the conditions of such assets or (iii) any other type of accounting, legal, tax, regulatory, financial or any other form of action over the Company.  BR Partners expresses no view as to the forecasts provided by the Company or the assumptions on which they were based. In addition, BR Partners assumed that the Offers would be consummated in accordance with the terms set forth in the tender offer documents without any waiver, amendment or delay of any terms or conditions.  BR Partners expresses no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of the Securities in the Offers. Also, BR Partners expresses no opinion as to the relative fairness of the offer price for Share or Units as compared to the offer price for ADSs.

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All the Information used in the economic-financial analysis presented to the Board which supports its conclusions of this Opinion were provided by Getnet to BR Partners until November 10, 2022 (“Issue Date”), in good faith, in their best understanding that these estimates and projections are credible and reputable. The Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to BR Partners as of, the Issue Date. Any estimates and projections of the Company provided to BR Partners were made available, prepared, used and / or discussed between BR Partners and the Company’s representatives, or obtained from public sources considered reputable and reliable and / or based on estimates and projections presented there.  BR Partners does not undertake any liability or indemnity obligation due to the content, accuracy, veracity, integrity, consistency, sufficiency and precision of the Information provided by the Company for its economic-financial analysis or in this Opinion.  BR Partners has not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any of its respective affiliates, nor was BR Partners furnished with any such valuations or appraisals. If any of the assumptions used in the preparation of this Opinion or any information provided to BR Partners by Getnet proves to be, in any way, incorrect, incomplete or imprecise, the conclusions of BR Partners’ economic-financial analysis and this Opinion may be substantially modified.  This Opinion, including the analysis and conclusions related to it, was not prepared with the purpose of complying with any laws or corporate, capital market or securitiesrelated regulations. In addition, BR Partners shall not be required to comply with any legal or regulatory requirements or obligations under any law other than Brazilian law. This Opinion is not, and should not be read as if it were, (i) a review; or (ii) a technical report or an appraisal report, as defined in Brazilian legislation, including Law 6,404 / 1976 (“Lei das S.A.”) or Instruction 565 of the Brazilian Securities Commission. In addition, this Opinion and its supporting economic-financial analysis should not be used to meet any legal or regulatory requirements applicable to Getnet and / or the Offers, under the scope of any corporate events and / or capital market transactions related to it, including, but not limited to, articles 4, 8, 45, 227, 252, 256 and 264 of the “Lei das S.A.”, the regulations of the Brazilian Securities and Exchange Commission - CVM and

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the Brazilian Association of Financial and Capital Markets Entities, Securities and Exchange Commission and / or the Financial Industry Regulatory Authority.  This Opinion was prepared and is being delivered with the sole purpose of providing the Board with financial information to make a decision about the Offers. In addition, this Opinion was prepared for the exclusive use of the Board, and shall not be used or relied upon by any third party or for other purposes than the purposes described herein.  The Company and the Board and the holder of Securities are solely and exclusively responsible for any decisions made with regard to the Offers, based on their own analysis of the Offers’ risks, convenience and benefits. BR Partners does not undertake and is not liable for any losses and/or damages, direct or indirect, or loss of profits related to the Offers based on this Opinion or its underlying economic-financial analysis presented to the Board, incurred by Getnet and/or by the holders of the Securities.  This Opinion does not take into consideration (i) any other term or aspect other than the economic-financial aspects of the Offers or (ii) any other implication of the Offers or (iii) any contract, agreement or understanding related to it, among the entities involved in the Offers or with any third parties. This Opinion is restricted to the analysis of the economic-financial terms of the Offers, and BR Partners does not express any opinion regarding the potential impact of the full or partial approval or not of the Offers on the value of Getnet's shares or any other securities traded on the securities market at any time directly or indirectly related to the entities involved in the Offers.  BR Partners has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed tender offers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Company or any of its affiliates.  In addition, this Opinion does not consider or deal with the strategic and commercial merits of the Offers, in comparison with other strategies or business operations that may be available to the Company and its affiliates, or any potential strategic and commercial decision by the parties involved in the Offers, or the effects of its execution or not. As such, this Opinion does not address the relative merits of the Offers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, this Opinion does not in any manner address the prices at which the Securities would trade

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at any time, and BR Partners expresses no opinion or recommendation as to whether the holders of the Securities should tender their Securities into, or take any other actions in connection with, the Offers.  In addition, data and market information related to the macroeconomic scenario necessary for the economic and financial analysis by BR Partners were obtained from publications of the Central Bank of Brazil, Bloomberg and Capital IQ, which may differ substantially from the results actually verified in the future, since the analysis and values of the economic-financial analysis of the Offers are based on forecasts of future financial results.  BR Partners will receive a fixed consideration to be paid by Getnet, under the terms of the Agreement. There is no discretionary or contingent consideration payment to BR Partners according to the Agreement.  BR Partners has not expressed any opinion in relation to any consequences, including tax, regulatory, legal, accounting or other, that may result from the Offers, nor does its Opinion consider any legal, tax, regulatory or accounting aspects. BR Partners relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters.  BR Partners has no interest, direct or indirect, in the Offers, so the conclusions of this Opinion derive exclusively from the experience of BR Partners and its technical capacity and there is no situation that can be understood as a conflict of interest on the part of BR Partners that may or will harm its independence in issuing this Opinion.  This Opinion will not constitute and should not be deemed as a recommendation, indication, suggestion or any form of inducement to the Board to approve or not or to the holders of Securities to accept or not the Offers.  This Opinion is based on BR Partners’ economic-financial analysis presented to the Board.  Events occurring after the Issue Date may affect BR Partners’ opinion and the assumptions used in preparing it. BR Partners does not undertake any obligation to update, revise, reformulate, supplement or rectify its economic-financial analysis of the

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Company and this Opinion, in whole or in part, for any reason or purpose, after the Issue Date. 5. The Forum in which the Opinion was Appreciated and Approved This Opinion and its supporting economic-financial analysis presented to the Board were prepared by a technical team of BR Partners with relevant expertise in economic and financial appraisals. Additionally, this Opinion, after being prepared by the BR Partners technical team, was subjected to critical analysis by an internal BR Partners committee (“Evaluation Committee”), composed of BR Partners directors with extensive and recognized experience in mergers and acquisitions and valuations of companies and assets. In this sense, to guarantee the independence of the members of the Evaluation Committee in the critical analysis of the terms and conclusions of this Opinion, none of its members was part of the technical team of BR Partners involved in the presentation of the economicfinancial analysis of the Company to the Board or of this Opinion. All criticisms, comments and suggestions from the Evaluation Committee were addressed by the BR Partners technical team responsible for preparing the economic-financial analysis and this Opinion. It was only after a second review and approval by the Evaluation Committee on the materials in question that this Opinion was then forwarded to Getnet. 6. Evaluation whether the price offered for the Securities under the Offers is Fair and Equitable or not, from a Financial Point of View Subject to the above, on the present date, the price per Security offered by the Purchaser, as described herein, from an exclusively financial point of view, is fair. BR Partners is available to provide any additional clarifications that may be necessary to the Board. This is the Opinion of BR Partners, prepared exclusively in English and governed by the laws of the Federative Republic of Brazil, on the price offered by the Purchaser for the Securities under the Offers. Regards, BR Partners Assessoria Financeira Ltda.

DocuSign

Certificado de Conclusão

Identificação de envelope: 47BC2267C498428097D5F30581A3137C

Status: Concluído

Assunto: Complete com a DocuSign: 20221109_Getnet_FO-96316392-v3_sign off.docx

Envelope fonte:

Documentar páginas: 7	Assinaturas: 2	Remetente do envelope:
Certificar páginas: 5	Rubrica: 0	Dept. Jurídico
Assinatura guiada: Ativado		AV BRIGADEIRO FARIA LIMA, 3355 - ANDAR 26
Selo com EnvelopeId (ID do envelope): Ativado		CONJ 261 SALA H - BAIRRO: ITAIM BIBI
Fuso horário: (UTC-03:00) Brasília		SÃO PAULO, SP 04538-133
		legal@brap.com.br
		Endereço IP: 200.232.101.147

Rastreamento de registros

Status: Original 10/11/2022 20:20:52	Portador: Dept. Jurídico legal@brap.com.br	Local: DocuSign

Eventos do signatário

Eventos do signatário	Assinatura	Registro de hora e data
Jairo Loureiro jairo.loureiro@brpartners.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma), Certificado Digital **Detalhes do provedor de assinatura:** Tipo de assinatura: ICP Smart Card Emissor da assinatura: AC Certisign RFB G5 **Termos de Assinatura e Registro Eletrônico:** Aceito: 21/09/2022 17:52:41 ID: c164fa23-eb65-409c-9bd3-a1b4aa216ad2	 Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 189.110.121.238	Enviado: 10/11/2022 20:22:33 Reenviado: 10/11/2022 20:44:32 Visualizado: 10/11/2022 21:40:46 Assinado: 10/11/2022 21:42:06
Victor Molchansky victor.molchansky@brpartners.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma), Certificado Digital **Detalhes do provedor de assinatura:** Tipo de assinatura: ICP Smart Card Emissor da assinatura: AC Certisign RFB G5 **Termos de Assinatura e Registro Eletrônico:** Aceito: 11/11/2022 01:02:12 ID: 95fe17ce-2e9c-4e67-b9f6-510f4797e85d	 Adoção de assinatura: Estilo pré-selecionado Usando endereço IP: 191.204.219.46	Enviado: 10/11/2022 20:22:33 Reenviado: 10/11/2022 20:44:33 Reenviado: 10/11/2022 22:13:49 Reenviado: 10/11/2022 22:22:09 Visualizado: 11/11/2022 01:02:12 Assinado: 11/11/2022 01:02:38

Eventos do signatário presencial	Assinatura	Registro de hora e data

Eventos de entrega do editor	Status	Registro de hora e data

Evento de entrega do agente	Status	Registro de hora e data

Eventos de entrega intermediários	Status	Registro de hora e data

Eventos de entrega certificados	Status	Registro de hora e data

Eventos de cópia	Status	Registro de hora e data
Rafael França rafael.franca@brpartners.com.br Nível de segurança: E-mail, Autenticação da conta (Nenhuma) **Termos de Assinatura e Registro Eletrônico:** Aceito: 11/01/2022 16:04:35 ID: aa2eefa0-b74a-4501-9bc4-5ff504798a5a	**Copiado**	Enviado: 10/11/2022 22:22:01 Visualizado: 10/11/2022 22:22:34

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Eventos com testemunhas Assinatura Registro de hora e data Eventos do tabelião Assinatura Registro de hora e data Eventos de resumo do envelope Status Carimbo de data/hora Envelope enviado Com hash/criptografado 10/11/2022 20:22:34 Entrega certificada Segurança verificada 11/11/2022 01:02:12 Assinatura concluída Segurança verificada 11/11/2022 01:02:38 Concluído Segurança verificada 11/11/2022 01:02:42 Eventos de pagamento Status Carimbo de data/hora Termos de Assinatura e Registro Eletrônico

Termos de Assinatura e Registro Eletrônico criado em: 30/04/2021 11:42:36
Partes concordam em: Jairo Loureiro, Victor Molchansky., Rafael França

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Investors Relations Officer